UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Permian Basin Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

714236106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 714236106

1.	Names of Reporting Persons. Loyd Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,981,154

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,981,154

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,981,154

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%*

12.	Type of Reporting Person (See Instructions) IN

* Calculation of percentage based upon a total of 46,608,796 units of beneficial interest of Permian Basin Royalty Trust (the “Issuer”) outstanding as of November 1, 2019.  The Issuer reported 46,608,796 units of beneficial interest outstanding as of November 1, 2019 in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

SCHEDULE 13G

CUSIP No. 714236106

1.	Names of Reporting Persons. Gideon Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,287,004

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,287,004

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%*

12.	Type of Reporting Person (See Instructions) IN

* Calculation of percentage based upon a total of 46,608,796 units of beneficial interest of the Issuer outstanding as of November 1, 2019.  The Issuer reported 46,608,796 units of beneficial interest outstanding as of November 1, 2019 in its Form 10-Q filed with the SEC on November 12, 2019.

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Permian Basin Royalty Trust
	(b)	Address of Issuer’s Principal Executive Offices: 2911 Turtle Creek Boulevard Suite 850 Dallas, Texas 75219

Item 2.
(a)

Name of Persons Filing:

This amendment to Schedule 13G is being jointly filed by Loyd Powell (“Mr. L. Powell”) and Gideon Powell (“Mr. G. Powell” and, together with Mr. L. Powell, the “Reporting Persons”) with respect to units of beneficial interest of the above-named issuer owned by the Reporting Persons.

Each Reporting Person directly or indirectly holds voting and dispositive power over the units of beneficial interest attributed to each such Reporting Person on this form through each Reporting Person’s ownership of various entities that hold or control the units of beneficial interest described on this form; thus, the Reporting Persons may also be deemed to be the beneficial owners of these securities.

	(b)	Address of Principal Business Office or, if none, Residence: For each of the Reporting Persons: 6688 North Central Expressway; Suite 1610; Dallas, TX 75206.
	(c)	Citizenship: Loyd Powell U.S. Citizen Gideon Powell U.S. Citizen
	(d)	Title of Class of Securities: Units of beneficial interest.
	(e)	CUSIP Number: 714236106

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Loyd Powell		Gideon Powell
(a) Amount Beneficially Owned:	1,981,154		1,287,004
(b) Percent of Class:	4.3	%*	2.8	%*
(c) Number of shares as to which person has:
(i) sole power to vote or to direct the vote:	1,981,154		1,287,004
(ii) shared power to vote or to direct the vote:	0		0
(iii) sole power to dispose or to direct the disposition of:	1,981,154		1,287,004
(iv) shared power to dispose or to direct the disposition of:	0		0

* Calculation of percentage based upon a total of 46,608,796 units of beneficial interest of the Issuer outstanding as of November 1, 2019.  The Issuer reported 46,608,796 units of beneficial interest outstanding as of November 1, 2019 in its Form 10-Q filed with the SEC on November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Mr. G. Powell and Mr. L. Powell constitute the members of the reporting group.  The Reporting Persons share a common purpose in their investment in the Issuer’s securities by virtue of their family relationship through Mr. G. Powell’s indirect pecuniary interest in certain of the securities beneficially owned by Mr. L. Powell.  Additionally, the Reporting Persons share common counsel and investment advisors.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.                                                  Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

Loyd Powell

/s/Loyd Powell

Gideon Powell

/s/Gideon Powell

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement dated February 10, 2020.